SURGERY PARTNERS, INC.

310 Seven Springs Way, Suite 500

Brentwood, TN 37027

January 2, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Surgery Partners, Inc.

Registration Statement on Form S-3

Filed on December 20, 2019 (File No. 333-235664)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Surgery Partners, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-235664) (the “Registration Statement”), so that it will be declared effective at 4:30 p.m. Eastern Time on January 6, 2020, or as soon as possible thereafter. The Company hereby authorizes Rachel Phillips, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Rachel Phillips of Ropes & Gray LLP, counsel to the Company, at (212) 841-8857.

Very truly yours,

SURGERY PARTNERS, INC.

By:	/s/Thomas F. Cowhey
Thomas F. Cowhey
Executive Vice President and
Chief Financial Officer (Principal
Financial and Accounting Officer)